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                           July 28, 2022

       Corey Ashton Walters
       Chief Executive Officer
       Here Collection LLC
       1111 Brickell Avenue, 10th Floor
       Miami, FL 33131

                                                        Re: Here Collection LLC
                                                            Amendment No. 5 to
Offering Statement on Form 1-A
                                                            Filed July 22, 2022
                                                            File No. 024-11750

       Dear Mr. Walters:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Nana McLean at 202-551-4741 or Jeffrey Gabor at 202-551-2544 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction